UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

SOS Limited, a Cayman Islands company (the “Company”) held its 2021 annual general meeting of shareholders at 10:00 a.m. Eastern Time, July 26, 2021, at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China. Holders of a total of 1,854,894,290 shares (consisting of 1,810,388,744 Class A Ordinary Shares and 44,505,546 Class B Ordinary Shares), out of a total of 1,871,240,244 shares (consisting of 1,823,737,812 Class A Ordinary Shares and 47,502,532 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of June 14, 2021. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Re-election of directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.

Director’s Name	For	Against
Yandai Wang	2,233,187,824	17,463,130

Li Sing Leung	2,226,746,094	23,709,250

Russell Krauss	2,228,135,714	22,293,950

Douglas L. Brown	2,212,493,574	37,664,510

Ronggang (Jonathan) Zhang	2,226,740,954	23,264,950

Wenbin Wu	2,226,852,284	23,142,690

2.	To ratify the selection of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020

The shareholders approved the proposal.

For	Against	Abstain
2,238,998,934	12,785,490	3,659,780

3.	To approve and adopt the Company’s 2021 Equity Incentive Plan

The shareholders approved the proposal.

For	Against	Abstain
2,146,229,014	104,108,550	5,106,640

4.	To approve and adopt an amendment and restatement of the Company’s Fifth Amendment to the Memorandum and Articles of Association to increase the authorized share capital of the Company.

The shareholders approved the proposal.

For	Against	Abstain
2,109,788,254	141,889,710	3,766,240

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2021

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

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